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                                                                    EXHIBIT 99.5

                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT (this "Agreement"), dated as of the 1st day of September, 2000, by and between SearchHound.com, Inc., a Nevada corporation ("Employer"), and Brad Cohen, an individual ("Executive");

                              W I T N E S S E T H:

         WHEREAS, Employer desires to retain the services of Executive and Executive desires to be retained by Employer; and WHEREAS, as an inducement to Employer to enter into this Agreement, Executive has agreed to be employed by Employer to the extent set forth below;

                                   AGREEMENT:

         NOW, THEREFORE, in consideration of the premises, covenants and agreements contained herein and the payments by Employer to Executive required below, the parties hereto agree as follows:

         1. Employment. Subject to the termination provisions of Se ctions 6, 7 and 8, Employer shall employ Executive as Executive Vice President, or such other or different position as may be designated by CEO, from time-to-time and consented to by Executive (which consent will not unreasonably be withheld or delayed). Executive shall be employed for an initial period of 12 months from the date hereof (the "Commencement Date") ("Initial Period") which period shall automatically renew for a 12 month period at the expiration of the Initial Period and successive 12 month periods thereafter ("Term") unless and until terminated as provided herein. Executive shall perform such duties and responsibilities as the Board of Employer may request from time-to-time. Executive shall diligently, faithfully and competently perform all duties required hereunder and shall not have any other employment.

         2. Base Salary. During the Term, Employer will pay Executive a salary at a rate of Two Hundred Thousand Dollars ($200,000) per annum until September 30, 2001 and Two Hundred Fifty Thousand Dollars ($250,000) per annum thereafter unless and until increased by the Board of Directors ("Base Salary"), payable in substantially equal semi-monthly installments. All compensation paid hereunder is subject to all applicable withholding and other taxes.

         3. Benefits. While Executive is employed by Employer, Employer will provide for Executive's participation in benefit programs on the same basis as other executive officers of Employer, including health and dental insurance for Executive and his family and "key man" life insurance. Employer will provide indemnification to Executive in connection with the services provided to or on behalf of Employer as set forth in Employer's Articles of Incorporation and Bylaws. In addition, Employer shall issue to Executive 100,000 shares of common stock of Employer.

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         4. Option. The parties acknowledge that Employer intends to implement a
Stock Option Plan (the "Plan"), but such Plan must be approved by the Board and the Shareholders of Employer. If the Plan is approved by the Board and Shareholders, then it is the intention of Employer that Executive shall receive an option to purchase 500,000 shares of Employer common stock at an exercise price equal to the fair market value on the date of grant. The Option is intended to vest in accordance with the following schedule:

                  125,000 shares on each of February 28, 2001, September 1, 2001, February 28, 2002 and September 1, 2002 (provided Executive remains employed hereunder) (the "Non-contingent Options").

         All of the options will be subject to the terms of the Plan when adopted and all agreements required thereby. Upon a change of control (to be defined in the Option Agreement) of Employer, all unvested, Non-contingent Options shall be vested and exercisable for a period of ninety (90) days after the change in control.

         5. Methods of Termination. This Agreement may be terminated as follows:

                  (a) By the CEO and/or the Board of Employer for "Cause," upon the delivery of written notice thereof to Executive. For purposes of this Agreement, "Cause" shall mean the occurrence of any of the following on the part of Executive:

                           (i) Executive's conviction of or plea of guilty or
                  nolo contendere to a crime involving moral turpitude or providing for a term of imprisonment;

                           (ii) Executive's engagement in willful misconduct
                  (including but not limited to employee discrimination or harassment) materially injurious to Employer or its reputation which remains uncured for thirty (30) days after written notice to Executive;

                           (iii) Executive's engagement in activities which
                  constitute a material breach of this Agreement or any other agreement between Executive and Employer which remains uncured for thirty (30) days after written notice to Executive;

                           (iv) Executive's gross negligence in the execution
                  of, or Executive's willful failure which remains uncured for thirty (30) days after written notice to Executive (or continued failure, which need not be willful) to carry out, his duties and responsibilities hereunder up to the standards of performance which could reasonably be expected from an employee in his position; or

                           (v) An act or acts of fraud, embezzlement or
                  dishonesty, either: (A) taken by Executive to the detriment of Employer; or (B) by others in conspiracy or affiliation with Executive and intended to result in enrichment or advantage to Executive at the expense of Employer or with use of Employer's assets or information.

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        Notwithstanding the foregoing, regarding (ii), (iii) and (iv) above, the
Board of Employer will not be obligated to give Executive an opportunity to cure any individual claim more than three (3) times in any twelve (12) month period.

                  (b) By the CEO and/or the Board of Employer without Cause upon two (2) weeks written notice to Executive;

                  (c) By Executive upon two (2) weeks written notice to the Board of Employer;

                  (d) Upon the death or Disability of Executive. For purposes of this Agreement, "Disability" means the inability of Executive to perform his duties or services as provided in this Agreement because of mental, physical or other illness, disease or injury, where such disability: (i) shall have existed for an aggregate of 3 months in any 12 month period and Employer shall have so notified Executive, or any guardian or representative of Executive, thereof; or (ii) has prevented Executive from performing substantially all of his duties under this Agreement for a period of 3 consecutive months; or

                  (e) By express mutual written agreement signed by Executive and the Board of Employer.

         6. Termination. In the case of the termination or cancellation of this Agreement by the CEO and/or the Board of Employer under Section 5(a) or Executive under Section 5(c) and subject to Section 13, Employer shall have no obligation to pay Executive any further salary, commission payment or benefit under this Agreement and Executive may not exercise the Options or any part thereof, and any unvested portion of the Option shall be automatically terminated and canceled upon such termination. If the CEO and/or the Board of Employer terminates Executive's employment without Cause, Employer will continue to pay the Base Salary ("Severance Pay") until the expiration of the later of
(i) the Initial Term or (ii) 12 months after termination; and, in addition, all then unvested, Non-contingent Options will be immediately vested and be exercisable for a period of ninety (90) days.

         7. Other Terminations. In the case of the termination or cancellation of this Agreement pursuant to 5(d), Employee or Employee's heirs, executors or administrators of his property or estate, as applicable, shall receive, subject to Section 13, in full satisfaction of Employer's obligations to Executive hereunder all amounts due and payable on or prior to the date of such termination under Sections 2 and 3 of this Agreement. In addition, any unvested portion of the Option shall be automatically terminated and canceled and the vested portion of the Option shall remain exercisable for a period of ninety
(90) days after termination subject to the provisions of this Agreement and the Option Agreement.

         8. Release. Employer shall not be obligated to make any of the payments referred to in Sections 6 or 7 unless and until Employer has received a Release of Claims executed by Executive or Executive's heirs, executors, administrators, or guardian, as applicable, in a form satisfactory to Employer at its reasonable discretion.

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         9. Non-Disclosure. Executive shall not at any time or in any manner either during the Term or at any time thereafter, directly or indirectly, use or disclose to any party other than Employer any trade secrets or other Confidential Information (as defined below) learned or obtained by him while a stockholder, officer or employee of Employer. As used herein, the term "Confidential Information" means information disclosed to or known by Executive as a consequence of his position with Employer and not generally known in the industry in which Employer is engaged and that in any way relates to Employer's products, processes, services, inventions (whether patentable or not), formulas, software, programs, algorithms, techniques or know-how, including, but not limited to, information relating to distribution systems and methods, research, development, purchasing, licensing, accounting, engineering, marketing, merchandising and selling.

         10. Inventions. During the Term, Executive agrees that all inventions, discoveries, written materials, brochures, training programs, training materials, products, processes, services, inventions (whether patentable or not), formulas, software, programs, algorithms, techniques or know-how, including, but not limited to, information relating to distribution systems and methods, research, development, purchasing, licensing, accounting, engineering, marketing, merchandising and selling, conceived of or developed by Executive during the Term or otherwise, whether alone or jointly with others and whether during working hours or otherwise, which relate to any business of Employer shall be Employer's exclusive property. Executive shall: (a) promptly disclose in writing to Employer each invention, written material, brochure, training program, training material, product, process, service, invention (whether patentable or not), formula, item of software, program, algorithm, technique or item of know-how, including, but not limited to, information relating to distribution systems and methods, research, development, purchasing, licensing, accounting, engineering, marketing, merchandising and selling, conceived by or developed by Executive during the Term or otherwise; (b) assign all rights to the same to Employer; and (c) assist Employer, if requested, at Employer's expense to obtain and protect any patents, trademarks, copyrights or service marks on the same.

         11. Affiliate Transactions. For as long as Executive is employed by Employer or Executive or any member of his family is the beneficial owner of any stock of Employer, neither Executive, any member of her family nor any affiliate (as such term is used in the Federal securities laws) of Executive shall engage, directly or indirectly, in any business transaction with Employer without the express approval of 80% of the Board.

         12. Effect of Breach. In addition to the consequences described in
Section 5(a), in the event Executive breaches his obligations under Sections 9, 10 or 11 at any time, Employer shall have no further obligation to pay any amounts owed to Executive hereunder or otherwise and all such amounts shall be forfeited to Employer. Section 12 shall not, nor shall it be deemed, to abrogate, limit or substitute for, any remedy available to Employer, whether in equity or at law, for such breach.

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         13. Specific Performance. The parties hereto agree that their rights hereunder are special and unique and that any violation thereof would not be adequately compensated by money damages, and each grants the other the right to specifically enforce (including injunctive relief where appropriate) the terms of this Agreement.

         14. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by Executive, except as otherwise provided herein.

         15. Governing Law; Waiver of Jury Trial. This Agreement shall be governed by the law of the State of Missouri as to all matters, including, but not limited to, matters of validity, construction, effect and performance, except that no doctrine of choice of law shall be used to apply any law other than that of the State of Missouri. IN THE EVENT OF ANY LITIGATION WITH RESPECT TO ANY MATTER CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREUNDER ALL OF THE PARTIES HERETO WAIVE ALL RIGHTS TO A TRIAL BY JURY AND THE EXECUTIVE HEREBY CONSENTS TO THE JURISDICTION OF THE FEDERAL AND STATE COURTS IN THE STATE OF MISSOURI.

         16. Severability. Employer and Executive believe the covenants relating to non-disclosure and inventions, contained in this Agreement are reasonable and fair in all respects, and are necessary to protect the interests of Employer. However, in case any 1 or more of the provisions or parts of a provision contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or any other jurisdiction, but this Agreement shall be reformed and construed in any such jurisdiction as if such invalid or illegal or unenforceable provision or part of a provision had never been contained herein and such provision or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent permitted in such jurisdiction.

         17. Miscellaneous. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and may not be modified orally, but only by a writing subscribed by the party charged therewith. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings (whether oral or written) between the parties with respect to such subject matter. This Agreement shall be deemed drafted by both parties despite any legal presumptions to the contrary.

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         IN WITNESS WHEREOF, the parties hereto have made and entered into this
Agreement the date first hereinabove set forth.

                                        SEARCHHOUND.COM, INC.

                                        By:
                                        Name: Dave Mullikin
                                        Title: President


                                        Brad Cohen, an Individual





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